UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.    GENERAL IDENTIFYING INFORMATION

1.    Reason fund is applying to deregister (check ONLY ONE)

      [X]   Merger
      [ ]   Liquidation
      [ ]   Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of this form.)
      [ ]   Election of status as a Business Development Company
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:       American Government Income Portfolio, Inc.

3.    Securities and Exchange Commission File No.: 811-5622

4.    Is this an initial form N-8F or an amendment to a previously filed Form
      N-8F?

      [X]  Initial Application      [ ]  Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

            First American Asset Management
            U.S. Bank Place
            601 Second Avenue South
            Minneapolis, MN 55402

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            Christopher O. Petersen
            U.S. Bank National Association
            U.S. Bank Place, MPFP 2016
            601 Second Avenue South
            Minneapolis, MN 55402

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7.    Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules
      31a-1 and 31a-2 under the Act:

            First American Asset Management    Investors Fiduciary Trust Company
            (as successor to Piper Capital     127 West Tenth Street
            Management Inc.)                   Kansas City, MO 64105
            601 Second Avenue South
            Minneapolis, MN 55402

      NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIOD SPECIFIED IN THOSE RULES.

8.    Classification of fund (check only one):

      [X]   Management company;
      [ ]   Unit investment trust; or
      [ ]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [ ]  Open-end       [X]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

            Minnesota

11. Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

            Piper Capital Management Inc.
            c/o First American Asset Management
            601 Second Avenue South
            Minneapolis, MN 55402

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated.

            N/A

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):
      (b)   Trustee's name(s) and address(es):

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14.   Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [ ]  Yes    [X]  No

      If Yes, for each UIT state:
            Name(s):
            File No.:  811-
            Business address:

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]  Yes    [ ]  No

            If Yes, state the date on which the board vote took place: April 27, 1998

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]  Yes    [ ]  No

            If Yes, state the date on which the shareholder vote took place:

            There was a special meeting of shareholders held August 10, 1998.

            If No, explain:

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X]   Yes    [ ]  No
      (a)   If Yes, list the date(s) on which the fund made those distributions:

            The fund distributed shares of the acquiring fund to its shareholders on August 28, 1998.

      (b)   Were the distributions made on the basis of net assets?

            [X]  Yes    [ ]  No

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      (c)   Were the distributions made pro rata based on share ownership?

            [X]  Yes    [ ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated;

            Fund shareholders received 0.610296684 acquiring fund shares for each share of the acquired fund held by them. The exchange ratio was based on the relative net asset values of the funds as of the effective date of the merger.

      (e)   LIQUIDATIONS ONLY:
            Were any distributions to shareholders made in kind?

            [ ]  Yes    [X]  No
            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   CLOSED-END FUNDS ONLY:
      Has the fund issued senior securities?

      [ ]  Yes    [X]  No
      If Yes, describe the method of calculation payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X]  Yes    [ ]  No

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed?
      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ]  Yes    [X]  No
      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20.   Does the fund have any assets as of the date this form is filed?

      [ ]  Yes    [X]  No

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      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
      (b)   Why has the fund retained the remaining assets?
      (c)   Will the remaining assets be invested in securities?

            [ ]  Yes    [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [ ]  Yes    [X]  No

      If Yes,
      (a)   Describe the type and amount of each debt or other liability:
      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal expenses:                $10,000

            (ii)  Accounting expenses:           $    --

            (iii) Other expenses (printing, mailing and solicitation): $ 9,524

            (iv)  Total expenses (sum of lines (i) - (iii) above):     $19,524

      (b) How were those expenses allocated? The acquiring fund's investment adviser paid all expenses other than standard costs related to the fund's regular annual shareholder meeting.

      (c)   Who paid those expenses? U.S. Bank National Association

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [X]  Yes    [ ]  No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

            Notice:      Investment Company Act Release No. 23295
            Order:       Investment Company Act Release No. 23330

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V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ]  Yes    [X]  No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ]  Yes    [X]  No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger:
            First American Investment Funds, Inc.
      (b)   State the Investment Company Act file number of the fund surviving the Merger: 811-05309
      (c)   If the merger or reorganization agreement has been filed with the
            Commission, state the file number(s), form type used and date the agreement was filed: An Agreement and Plan of Reorganization was filed with the combined Proxy Statement/Prospectus on Form N-14 on May 18, 1998.
      (d)   If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of American Government Income Portfolio, Inc., (ii) he is the President of American Government Income Portfolio, Inc., and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this form N-8F application are true to the best of his knowledge, information and belief.


                                       /s/ Paul A. Dow
                                       -----------------------------------------
                                       Paul A. Dow

Dated:    June 28, 2000